9/28

05011526

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boss Gold Int'l Corp

*CURRENT ADDRESS

PROCESSED

SEP 29 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4571 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/28/05

82-4571

AR/S
12-31-04

Boss Gold Int'l Corp.

~~BOSS GOLD CORP~~.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Boss Gold Corp.

We have audited the consolidated balance sheets of Boss Gold Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 22, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	2003
Current		
Cash	$ 1,274	$ 1,570
GST receivable	4,712	13,546
Prepaid expenses	1,250	4,250
	7,236	19,366
Capital assets – Note 4	737	959
	$ 7,973	$ 20,325
LIABILITIES		
Current		
Accounts payable – Note 6	$ 1,167,391	$ 929,771
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 7 and 9	3,175,851	3,175,851
Contributed surplus	46,900	-
Deficit	(4,382,169)	(4,085,297)
	(1,159,418)	(909,446)
	$ 7,973	$ 20,325

Nature and Continuance of Operations – Note 1
Subsequent Event – Note 9

APPROVED ON BEHALF OF THE BOARD:

"Douglas Brooks" Director *"Irvin Ridd"* Director

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

	2004	2003
Administrative expenses		
Accounting and audit fees	$ 17,660	$ 18,705
Amortization	222	294
Filing fees	8,157	5,567
Interest	97,008	55,973
Legal fees	45,993	140,335
Management fees	30,000	30,000
Office expenses	10,096	6,387
Rent	36,000	36,000
Stock based compensation – Note 7	46,900	-
Telephone	1,200	1,707
Transfer agent fees	3,636	5,391
Loss before other item	296,872	300,359
Other item		
Write-off of resource property costs – Note 4	-	12,952
Net loss for the year	296,872	313,311
Deficit, beginning of the year	4,085,297	3,771,986
Deficit, end of the year	$ 4,382,169	$ 4,085,297
Basic and diluted loss per share	$ 0.09	$ 0.09
Weighted average number of shares outstanding	3,358,620	3,358,620

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

	2004	2003
Operating Activities		
Net loss for the year	$ (296,872)	$ (313,311)
Add items not involving cash:		
Amortization	222	294
Stock based compensation	46,900	-
Write-off of resource property costs	-	12,952
	(249,750)	(300,065)
Changes in non-cash working capital item related to operations:		
GST receivable	8,834	(10,356)
Prepaid expenses	3,000	(1,250)
Accounts payable	237,620	324,864
Cash provided by (used in) operating activities	(296)	13,193
Investing Activity		
Resource property costs	-	(12,952)
Increase (decrease) in cash during the year	(296)	241
Cash, beginning of the year	1,570	1,329
Cash, end of the year	$ 1,274	$ 1,570
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange.

These consolidated financial statements have been prepared on a going concern basis. As at December 31, 2004, the Company has a working capital deficiency of $1,160,155, does not have adequate funds to meet corporate administrative obligations for the upcoming year, has not achieved profitable operations and has accumulated losses of $4,382,169 since incorporation. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 Change in Accounting Policy

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded using the declining balance method over the estimated useful life of the assets at the following annual rates:

Computer equipment	30%
Office furniture	20%

In the year of acquisition amortization is recorded at one-half rates.

d) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

(Stated in Canadian Dollars) – Page 3

Note 3 Significant Accounting Policies – (cont'd)

e) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 1,131	$ 211	$ 301
Office furniture	1,388	862	526	658
	$ 2,730	$ 1,771	$ 737	$ 959

Note 5 Resource Property Costs

On December 22, 2003, the Company entered in a mining lease agreement to purchase a 100% interest in 43 unpatented mining claims situated in Elko County, Nevada, known as the Poker Flats Claims. The Company paid the vendor US$10,000 as an initial lease payment and agreed to issue the vendor 150,000 of the Company's common shares. On April 1, 2004, the Company cancelled the agreement and wrote-off the resource property costs of $12,952 effective December 31, 2003.

(Stated in Canadian Dollars) – Page 4

Note 6 Related Party Transactions

During the year ended December 31, 2004, the Company granted 335,000 share purchase options to directors and officers. An expense of $46,900 was recorded in the consolidated financial statements to recognize the fair value of the stock-based compensation.

At December 31, 2004 and 2003, accounts payable included amounts totalling $10,313 owing to a director and to companies with a common director or officer. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Note 7 Share Capital

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of the year	3,358,620	$3,175,851	10,075,864	$3,175,851
Consolidation – 3 for 1	-	-	(6,717,244)	-
Balance, end of the year	3,358,620	$3,175,851	3,358,620	$3,175,851

On November 19, 2003, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. At December 31, 2004, the Company has granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

(Stated in Canadian Dollars) – Page 5

Note7 Share Capital – (cont'd)

c) Commitments: - (cont'd)

Stock-based Compensation Plan -- (cont'd)

A summary of the Company's share purchase options outstanding is as follows:

	Years ended December 31, 2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	-	$ -	-	$ -
Granted	335,000	$0.18	-	-
Outstanding and exercisable, end of the year	335,000	$0.18	-	$ -

The fair value of the share purchase options granted of $46,900 is recorded as stock-based compensation expense. The fair value method was determined using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2004
Expected dividend yield	0%
Expected volatility	100%
Risk-free interest rate	2.4%
Expected term in years	2

The weighted average fair value at the date of grant of the stock options granted was as follows:

		Year ended December 31, 2004
Weighted average fair value	$	0.14
Total options granted		335,000
Total fair value of options granted	$	46,900

(Stated in Canadian Dollars) – Page 6

Note 8 Income Taxes

The Company has accumulated exploration and development expenses totalling $1,175,812 and accumulated non-capital losses totalling $1,254,958 which can be utilized to offset taxable income of future years. The non-capital losses expire as follows:

2005	$ 130,261
2006	139,704
2007	160,161
2008	119,585
2009	155,432
2010	300,065
2011	249,750
	$ 1,254,958

The significant components of the Company's future income tax assets are as follows:

	2004	2003
Non-capital losses	$ 472,115	$ 445,820
Exploration and development expenses	442,340	442,340
Less: valuation allowance	(914,455)	(888,160)
	$ -	$ -

Note 9 Subsequent Event

Subsequent to December 31, 2004, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

BOSS GOLD CORP.

Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 26, 2005

For the year ended December 31, 2004, Boss Gold Corp. ("Boss Gold" or the "Company") prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2004, and 2003. This discussion and analysis as of April 26, 2005, provides information on the operations of Boss Gold for the year ended December 31, 2004, and subsequent to the year end.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

Mineral Properties

Poker Flats Gold Prospect

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Company. On April 1, 2004 the Company cancelled the agreement by way of a quit-claim deed and wrote-off the resource property costs of $12,952 effective December 31, 2003.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the years ended December 31, 2004, 2003, and 2002:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$
Revenue	-	-	-
Net loss	(296,872)	(313,311)	(170,935)
Basic and diluted loss per share	(0.09)	(0.09)	(0.05)
Total assets	7,973	20,325	8,772

For the year ended December 31, 2004 the net loss was $296,872 or $0.09 per share compared to the net loss of $313,311 or $0.09 per share (5.25% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004. For the year ended December 31, 2003 the net loss was $313,311 or $0.09 per share compared to the net loss of $170,935 or $0.05 per share for the comparable year ended December 31, 2002.

RESULTS OF OPERATIONS

Year-to-date

It is important to note that the Company's net loss for the year ended December 31, 2004, 2003, and 2002, includes non-cash items, such as stock-based compensation expense.

During the year ended December 31, 2004 the Company incurred $17,660 (2003: $18,705) in accounting and audit fees, $222 (2003: $294) in amortization charges, $8,157 (2003: $5,567) in filing fees, $97,008 (2003: $55,973) in interest charges, $45,993 (2003: $140,335) in legal fees, $30,000 (2003: $30,000) in management fees, $10,096 (2003: $6,387) in office costs, $36,000 (2003: $36,000) in rent, $1,200 ($1,707) in telephone and internet costs, and $3,636 (2003: $5,391) in transfer agent fees.

RESULTS OF OPERATIONS - Cont'd

Year-to-date – Cont'd

During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. This private placement was accepted for filing by the TSX Venture Exchange in July 2004. Subsequent to December 31, 2004, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company. The proceeds of the private placement will be used to pay off debt, for general working capital and for property acquisition purposes.

Net loss for the year ended December 31, 2004, was $ 296,872 or $0.09 per share as compared to a loss of $313,311 or $0.09 per share for the year 2003. A significant item that affected the financial results of the Company and the comparability of these financial results with previous year is the $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the year ended December 31, 2004.

Boss Gold's operations have not significantly changed during the year ended December 31, 2004, compared to the fiscal year 2003.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$
Accounting and audit	17,660	18,705	16,838
Increase (decrease) *	(5.59)	11.09	44.45
Amortization	222	294	390
Increase (decrease) *	(24.49)	(24.62)	(21.84)
Consulting	-	-	1,050
Increase (decrease) *	-	N/A	(76.23)
Transfer agent and filing fees	11,793	10,958	10,623
Increase (decrease) *	7.62	3.15	94.09
Interest	97,008	55,973	41,448
Increase (decrease) *	73.31	35.04	24.94
Management fees	30,000	30,000	30,000
Increase (decrease) *	-	-	-
Office, rent and general	47,296	44,094	48,174
Increase (decrease) *	7.26	(8.47)	(79.18)
Non-cash compensation	46,900	-	-
Increase (decrease) *	N/A	-	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

EXPENSES – Cont'd

During the year ended December 31, 2004 the Company incurred $17,660 (2003: $18,705) in accounting and audit fees, $222 (2003: $294) in amortization charges, $8,157 (2003: $5,567) in filing fees, $97,008 (2003: $55,973) in interest charges, $45,993 (2003: $140,335) in legal fees, $30,000 (2003: $30,000) in management fees, $10,096 (2003: $6,387) in office costs, $36,000 (2003: $36,000) in rent, $1,200 ($1,707) in telephone and internet costs, and $3,636 (2003: $5,391) in transfer agent fees. In addition the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the year ended December 31, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended December 31, 2004				Year ended December 31, 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(88,713)	(48,145)	(53,920)	(106,094)	(31,750)	(40,173)	(39,192)	(202,196)
Basic/diluted loss per share	(0.03)	(0.01)	(0.01)	(0.03)	(0.00)	(0.03)	(0.01)	(0.06)

During the quarter ended December 31, 2004 the Company incurred $49,500 (2003: $147,650) in professional fees, $34,516 (2003: $15,505) in interest charges, $7,500 (2003: $7,500) in management fees, $13,078 (2003: $14,099) in office, rent and miscellaneous expenses, $1,439 (2003: $4,416) in transfer agent and filing fees. The decrease in professional, filing fees and office expenditures is corresponding with general corporate activities.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had a working capital deficiency of $1,160,155 (2003: $910,405).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. Subsequent to December 31, 2004, the Company closed this private placement and issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. The proceeds of the private placement will be used to pay off debt, for general working capital and for the property acquisition purposes.

At the end of the year, we had cash on hand of $1,274 (2003: $1,570). Our liabilities at the same date totalled $1,167,391 (2003: $929,771).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of the year	3,358,620	$3,175,851	10,075,864	$3,175,851
Consolidation – 3 for 1	-	-	(6,717,244)	-
Balance, end of the year	3,358,620	$3,175,851	3,358,620	$3,175,851
Year 2005				
Issued for cash – at $0.06	3,300,000	198,000		
Balance, April 26, 2005	6,658,620	$3,373,851		

On November 19, 2003, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. At December 31, 2004, the Company has granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

A summary of the Company's share purchase options outstanding is as follows:

	Years ended December 31, 2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	-	$ -	-	$ -
Granted	335,000	$0.18	-	-
Outstanding and exercisable, end of the year	335,000	$0.18	-	$ -

The fair value of the share purchase options granted of $46,900 is recorded as stock-based compensation expense. The fair value method was determined using the Black-Scholes option pricing model with the following assumptions:

SHARE CAPITAL – Cont'd

c) Commitments: - Cont'd

Stock-based Compensation Plan – Cont'd

	Year ended December 31, 2004
Expected dividend yield	0%
Expected volatility	100%
Risk-free interest rate	2.4%
Expected term in years	2

The weighted average fair value at the date of grant of the stock options granted was as follows:

		Year ended December 31, 2004
Weighted average fair value	$	0.14
Total options granted		335,000
Total fair value of options granted	$	46,900

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company granted 335,000 share purchase options to directors and officers. An expense of $46,900 was recorded in the consolidated financial statements to recognize the fair value of the stock-based compensation.

At December 31, 2004 and 2003, accounts payable included amounts totalling $10,313 owing to a director and to companies with a common director or officer. These amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. Subsequent to December 31, 2004, the Company closed this private placement and issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

RISKS AND UNCERTAINTIES

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.